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16006205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AX Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 45th St., 19th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Callahan (917) 262-0388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-25-2016

Signature

President

Title

2/25/16

Notary Public

NICOLE M FREY
Notary Public - State of New York
No. 01FR6298152
Qualified In New York County
My Commission Expires Mar. 10, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AX TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2015

AX TRADING, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS

	Page
Facing page to Form X-17A-5	1A
Affirmation	1B
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY SCHEDULES:	
Schedule I - Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	12
Schedule II - Supplementary information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	13
Report of Independent Registered Public Accounting Firm	
Broker Dealer Annual Exemption Report	

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have audited the accompanying financial statements of AX Trading, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. AX Trading, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AX Trading, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of AX Trading, LLC financial statements. The information is the responsibility of AX Trading, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 14, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

AX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	97,204
Clearing Deposit		100,000
Receivable from other broker/dealers		4,475
Property and equipment, less accumulated depreciation of $554,536		16,660
Receivable from former parent		20,298
Other current assets		345
Total Assets	$	238,982

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent	$	74,631
Due to Officer		4,454
Other liabilities		1,599
Total Liabilities		80,684
MEMBER'S EQUITY	$	158,298
Total Liabilities and Member's Equity	$	238,982

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Commission Income	$	6,082
Other Income		4
Total revenues	$	6,086
Operating Expenses		
Professional fees		98,274
Technology and communications		153,618
Depreciation		33,073
Salaries and Other Payroll Expenses		80,190
Fees Paid to Clearing Broker		1,607
Regulatory Fees		11,331
Other Operating Expenses		20,778
Total Operating Expenses		398,871
Net loss	$	392,785

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

		Total
Balance, December 31, 2014	$	(27,540)
Capital contributions from parent - forgiveness of debt		378,623
Capital contributions from parent - cash		200,000
Net loss, 2015		(392,785)
Balance, December 31, 2015	$	158,298

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(392,785)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation		33,073
Debt forgiveness by former parent		378,623
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Changes in due to parent		3,069
Changes in due from affiliate		(20,297)
Changes in due to officer		303
Changes in bad debt		38
Changes in receivable from clearing broker		(104,475)
Changes in prepaid expenses		(345)
Net cash used by operating activities		(102,796)
Cash flows from financing activities:		
Contribution from Parent		200,000
Net cash provided by financing activities		200,000
Net increase in cash		97,204
Cash at beginning of year		0
Cash at end of year	$	97,204

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

AX Trading, LLC (the "Company") was a wholly owned subsidiary of AX Trading Group, LLC (the "Former Parent") until November 6, 2015 at which date it was acquired by AX Trading Group, Inc. ("Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in May 2010. In June 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a trading exchange where professional traders can connect and trade with one another to help find liquidity.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Commissions and Clearing Costs

Commissions and clearing costs are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any,

of the balance that will not be collected. No valuation allowance was considered necessary at December 31, 2015.

Property and Equipment

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Revenue Recognition

Commission revenues, trading profits and losses, and riskless principal revenue, as well as related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes

At December 31, 2015, the Company is a proprietorship that is wholly owned by a corporation (the "Parent") for income tax reporting purposes. Therefore, the Parent will report the entire taxable income on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2015, tax years since 2012 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, commissions receivable from clearing broker, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - RECEIVABLES FROM AND DEPOSIT WITH CLEARING BROKERS

The Company clears its transactions through COR Clearing, LLC and has a deposit of $100,000 that is held at COR. The Company has a receivable from COR as of December 31, 2015 of $4,475 for commissions earned less clearing fees in December 2015.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consisted of the following:

Computer & Office Equipment	$	165,490
Software		405,706

Total Cost	571,196
Less Accumulated Depreciation	554,536
Fixed Assets, Net	16,660

Depreciation expense was $33,073 for the year ended December 31, 2015.

NOTE 5 - CONCENTRATIONS

The Company has been funded by its former Parent and new Parent since inception. The former Parent made a capital contribution during 2015 of $378,623 in the form of forgiveness of a payable to the former Parent arising in 2015 and prior years. The New Parent made a capital contribution during 2015 in cash in the amount of $200,000.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2015, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $120,995, which was in excess of its requirement of $5,379 by $115,616. The ratio of aggregate indebtedness to net capital was .67 to 1.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of approximately $244,790 during the year ended December 31, 2015 to the Company. The liability to the Parent at December 31, 2015 arose from this agreement.

NOTE 9 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 10 - GOING CONCERN

The Company has had losses from operations since inception and is often unable to pay its liabilities in the ordinary course of business. This issue, among others, raised substantial doubt about the Company continuing as a going concern at December 31, 2014. During 2015, the Company was purchased by a new owner who funded the Company with new and additional capital. The Company expects to become profitable under the new ownership.

NOTE 11 - LEASE

The New Parent leases office space under a lease for which the Parent is dependent upon the Company for expense sharing. Rent expenses allocated to the Company for 2015 was approximately $18,500. The lease is for a three year term, but may be cancelled with ninety days written notice.

The minimum lease payment obligation under the operating lease is the following:

2016	$120,750
2017	$120,750
2018	$120,750
Total	$362,250

AX TRADING, LLC

SUPPLEMENTARY SCHEDULES

AX TRADING, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

MEMBER'S EQUITY	$158,298
LESS NON-ALLOWABLE ASSETS	$(37,303)
NET CAPITAL BEFORE HAIRCUTS	$120,995
LESS HAIRCUTS	$0
NET CAPITAL	$120,995
REQUIRED NET CAPITAL	$5,379
EXCESS NET CAPITAL	$115,616
AGGREGATE INDEBTEDNESS	$80,684
AGGREGATE INDEBTEDNESS TO NET CAPITAL	67%

Reconciliation with AX Trading, LLC computation included in Part II of Form X-17A-5 as of December 31, 2015

Net capital included in Part IIA of Form X-17A-5	$152,808
Audit adjustments:	
To reduce receivable from clearing broker	(31,972)
Other	159
Net capital as computed above	$120,995

AX TRADING, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

AX TRADING, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) AX Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AX Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) AX Trading, LLC stated that AX Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AX Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 14, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Trading Network

AX Trading Group, Inc.
6 East 19th Street, 19th Floor
New York, NY 10017
Tel 917-262-0388
Axtrading.com

February 16, 2016

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. AX Trading, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. AX Trading, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Kevin Callahan, President